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                          April 5, 2024

       Mark Fogel
       President & Chief Executive Officer
       ACRES Commercial Realty Corp.
       390 RXR Plaza
       Uniondale, NY 11556

                                                        Re: ACRES Commercial
Realty Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed April 1, 2024
                                                            File No. 333-278433

       Dear Mark Fogel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Pearlyne
Paulemon at 202-551-8714 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Mark Rosenstein